Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Results of voting at 2013 annual general meetings of Rio Tinto plc and Rio Tinto Limited

9 May 2013

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 18 April 2013 and 9 May 2013 respectively. All resolutions were passed by poll and the results are set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 contained in the notice of meeting for both Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 18 to 21 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 18 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	% of	Against	% of
			votes cast		votes cast
1	Receipt of the 2012 Annual report	1,222,073,866	99.85%	1,807,804	0.15%

2	Approval of the Remuneration report	1,185,844,929	96.67%	40,800,291	3.33%

3	To re-elect Robert Brown as a director	1,225,901,122	99.81%	2,388,538	0.19%

4	To re-elect Vivienne Cox as a director	1,186,459,808	96.75%	39,899,707	3.25%

5	To re-elect Jan du Plessis as a director	1,218,839,716	99.24%	9,360,718	0.76%

6	To re-elect Guy Elliott as a director	1,195,432,330	97.34%	32,695,852	2.66%

7	To re-elect Michael Fitzpatrick as a director	1,184,791,323	96.61%	41,566,852	3.39%

8	To re-elect Ann Godbehere as a director	1,224,874,853	99.72%	3,381,448	0.28%

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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		For	% of	Against	% of
			votes cast		votes cast
9	To re-elect Richard Goodmanson as a director	1,185,495,206	96.68%	40,651,043	3.32%

10	To re-elect Lord Kerr as a director	1,171,920,467	95.56%	54,402,212	4.44%

11	To re-elect Chris Lynch as a director	1,225,153,316	99.76%	2,968,943	0.24%

12	To re-elect Paul Tellier as a director	1,224,578,598	99.70%	3,710,259	0.30%

13	To re-elect John Varley as a director	1,225,574,634	99.78%	2,733,184	0.22%

14	To re-elect Sam Walsh as a director	1,227,062,916	99.91%	1,151,787	0.09%

15	Re-appointment of auditors	1,211,109,059	99.09%	11,088,196	0.91%

16	Remuneration of auditors	1,214,346,230	99.27%	8,874,077	0.73%

17	Approval of the Performance Share Plan 2013	1,134,250,333	93.14%	83,492,776	6.86%

The poll results for Rio Tinto plc only resolutions of the meeting held on 18 April 2013
		For	% of	Against	% of
			votes cast		votes cast
18	General authority to allot shares	939,323,854	93.52%	65,054,355	6.48%

19	Disapplication of pre-emption rights	999,466,402	99.56%	4,423,230	0.44%

20	Authority to purchase Rio Tinto plc shares	1,005,193,959	99.67%	3,310,041	0.33%

21	Notice period for general meetings other than annual general meetings	905,612,415	89.75%	103,383,928	10.25%

The poll results for Rio Tinto Limited only resolutions of the meeting held on 9 May 2013
		For	% of	Against	% of
			votes cast		votes cast
18	Renewal of off-market and on-market share buyback authorities	217,819,008	99.39%	1,336,905	0.61%

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597
David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media